

August 1, 2007

<u>**Via Facsimile (225) 647-9112 and U.S. Mail**</u>

Amy Vidrine Samson
Chief Financial Officer
Crown Crafts, Inc.
916 South Burnside Avenue
Gonzalez, LA 70737

> **Re: Crown Crafts, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed July 26, 2007**
> **File No. 001-07604**

Dear Ms. Vidrine Samson:

We have reviewed the above-referenced filing and have the following comment.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. We note your assertion that "Wynnefield has previously encouraged the Company to take actions that, if followed, could have cost the Company more than $4.5 million." Please provide support supplementally and in future filings, as applicable.

<u>Closing Comments</u>

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions